PRESS RELEASE

Advanced Accelerator Applications to Present New Data from Lutathera NETTER-1 Phase 3 Study at 2016 Gastrointestinal Cancer Symposium (ASCO GI)

NETTER-1 abstract also selected for ASCO GI’s official Press Program

10 January 2016, Saint-Genis-Pouilly, France – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in molecular nuclear medicine, today announced that new safety and efficacy data from the pivotal Phase 3 NETTER-1 study investigating the treatment of Lutathera (177-Lu-Dotatate) in patients with inoperable, progressive, somatostatin receptor positive midgut neuroendocrine tumors (midgut NETs) will be presented on Friday, January 22, 2016 at the 2016 Gastrointestinal Cancer Symposium in San Francisco, California.

The communication has also been selected for the meeting’s official Press Program and the new key findings of the NETTER-1 study will be presented to journalists in a presscast on Tuesday, January 19, 2016 from 12:00-1:30 PM ET.

The details of the presentation are as follows:

Abstract 194: NETTER-1 phase III: Progression-free survival, radiographic response, and preliminary overall survival results in patients with midgut neuroendocrine tumors treated with 177-Lu-Dotatate.

Speaker: Prof. Jonathan R. Strosberg, M.D.

Oral Abstract Session B: Cancers of the Pancreas, Small Bowel, and Hepatobiliary Tract

Friday, January 22, 2016

Session from 2:00-3:30 PM ET

The Phase 3 NETTER-1 trial compared treatment using Lutathera with a double dose of Octreotide LAR in patients with inoperable midgut NETs progressive under Octreotide LAR treatment and overexpressing somatostatin receptors. The primary endpoint was the assessment of progression-free survival as per RECIST 1.1 criteria.

The first NETTER-1 results were presented on 27 September 2015 at the European Cancer Congress/ESMO in Vienna during Presidential Session II. The study met its primary endpoint by demonstrating that treatment with Lutathera was associated with a statistically significant and clinically meaningful risk reduction of 79% in disease progression or death versus a treatment with a double dose of Octreotide LAR (hazard ratio 0.21, 95% CI: 0.13-0.34; p<0.0001).

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About Lutathera and NETTER-1

Lutathera (or 177Lu-DOTATATE) is a Lu-177-labeled somatostatin analogue peptide currently under development for the treatment of gastro entero pancreatic neuroendocrine tumors (GEP-NETs). This novel compound has received orphan drug designation from the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA). Lutathera was also granted fast-track designation by the FDA in April 2015 for the treatment of inoperable progressive midgut NETs. The FDA provides fast-track designation to product candidates that treat serious conditions and fill an unmet medical need in order to facilitate their development and expedite their review. Lutathera is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries.

Lutathera belongs to an emerging form of treatments called Peptide Receptor Radionuclide Therapy (“PRRT“), which involves targeting carcinoid tumors with radiolabeled somatostatin analogue peptides. Currently at the end of its Phase III development in its pivotal NETTER-1 study, Lutathera is the most advanced candidate in development for PRRT.

Lutathera’s NETTER-1 study is the first Phase 3 international, multi-center, randomized, controlled trial evaluating 177Lu-DOTA0-Tyr3-Octreotate (Lutathera) in patients with inoperable, progressive, somatostatin receptor positive midgut NETs. 230 patients with Grade 1-2 metastatic midgut NETs (both functioning and not functioning) were randomized to receive Lutathera 7.4 GBq every 8 weeks (x4 administrations) versus Octreotide LAR 60 mg every 4-weeks. The primary endpoint was PFS per RECIST 1.1 criteria, with objective tumor assessment performed by an independent reading center every 12 weeks. Secondary objectives included objective response rate, overall survival, safety, and health-related quality of life.

The Phase 3 NETTER-1 study met its primary endpoint by demonstrating that treatment with Lutathera was associated with a statistically significant and clinically meaningful risk reduction of 79% in disease progression or death versus a treatment with a double dose of Octreotide LAR (hazard ratio 0.21, 95% CI: 0.13-0.34; p<0.0001). The median PFS in the Lutathera arm is not yet reached, whilst the median PFS in the Octreotide LAR 60 mg arm was 8.4 months.

Within the current evaluable patient dataset for tumor responses (n=201), 18 patients (18%) reported complete and partial responses (CR+PR) in the Lutathera group versus 3 (3%) in the Octreotide LAR 60 mg group (p=0.0008). Although the overall survival (OS) data is not mature enough for a definitive analysis, the number of deaths was 13 in the Lutathera group and 22 in the Octreotide LAR 60 mg group (p=0.0186 at interim analysis), which initially suggests an improvement in OS.

The Phase 3 NETTER-1 study provides evidence of a clinically meaningful and statistically significant increase in PFS and objective response rate (”ORR”), and also suggests a survival benefit in patients with advanced midgut neuroendocrine tumors treated with Lutathera.

The adverse events observed for Lutathera in the NETTER-1 study were consistent with the results of Lutathera’s previous Phase I-II study, with Lutathera demonstrating a favorable safety profile.

About Neuro Endocrine Tumors (NETs)

Neuro Endocrine Tumors, also known as NETs, are a group of tumors originating in the neuroendocrine cells of many different organs. NETs can remain clinically silent for years delaying the diagnosis in a large number of patients. These cancers are rare but, for example, they are the second most common type of gastrointestinal malignancy and their incidence is increasing.

The estimated incidence of NETs for the combined populations of the United States and the European Union is approximately 47,300.

NETs are classified as orphan diseases by European and U.S. regulatory authorities, meaning that they affect a relatively small population of individuals in the relevant jurisdiction. In the United States, orphan drugs are defined as drugs that treat diseases or conditions that affect 200,000 or fewer individuals in the country. In the European Union, orphan drugs are defined as drugs that treat diseases or conditions that affect fewer than five out of 10,000 individuals in the European Union.

About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is a radiopharmaceutical company founded in 2002 that develops innovative diagnostic and therapeutic products. AAA’s main focus is in the field of molecular imaging and targeted, individualized therapy for patients with serious conditions (“Personalized Medicine”). AAA currently has 17 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 390 employees in 11 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, Israel, U.S. and Canada). In 2014, AAA reported sales of €69.9 million (+29.9% vs. 2013). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, such as cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

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